UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                            U. S. Wireless Data, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   912 899 408
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  (Page 1of 14)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 912 899 408             SCHEDULE 13D                Page 2 of 14 pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Capital Partners LLC (13-4068973)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 912 899 408             SCHEDULE 13D                Page 3 of 14 pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P.    (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,380,964
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,380,964
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,380,964
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 912 899 408             SCHEDULE 13D                Page 4 of 14 pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc.  (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,380,964
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,380,964
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,380,964
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 912 899 408             SCHEDULE 13D                Page 5 of 14 pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,142,438
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,411,380
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,142,438
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,411,380
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,553,818
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 pages

Item 1.     Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share ("Common Stock") of U. S. Wireless Data, Inc. (the "Issuer"). All references to shares of Common Stock in this statement reflect a one-for-four reverse split of the Common Stock effected by the Issuer on October 18, 2000. The address of the Issuer's principal executive offices is 750 Lexington Avenue, 20th Floor, New York, New York 10022.

Item 2.     Identity and Background.

      This statement is filed jointly by ComVest Capital Partners LLC ("ComVest"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth and Michael S. Falk ("Falk"). ComVest, Commonwealth, CAMC and Falk are the "Reporting Persons."

      Robert Priddy ("Priddy"), Keith Rosenbloom ("Rosenbloom") and Harold Blue ("Blue") are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of ComVest are Falk, Priddy, and Rosenbloom. Priddy is the Chairman and principal member of RMC Capital, LLC, a limited liability company organized under the laws of Georgia whose principal business is investing in securities.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2 other than the Priddy is 830 Third Avenue, New York, New York 10022. The business address for Priddy is 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      ComVest made a bridge loan to the Issuer in the aggregate amount of $1,250,000 (which bridge loan were repaid in full on March 18, 2000). In connection with this financing, on December 30, 1999 the Issuer granted ComVest seven-year warrants ("Bridge Warrants") to purchase 3,409,091 shares of Common Stock at an exercise price of $.01 per share. All of the Bridge Warrants held by ComVest have been exercised. The bridge loan and the payment of the exercise price for the Bridge Warrants were funded with the working capital of ComVest. On February 6, 2002, ComVest distributed all of its shares of Common Stock to its members, including Falk, Priddy, Wynne and Rosenbloom.

                                                              Page 7 of 14 pages

      In a private placement (the "Placement") which closed on May 31, 2000, the Issuer sold units ("Units") at a price of $100,000 per Unit. Each Unit consisted of 10,000 shares of Series C Preferred Stock ("Preferred Stock") and warrants to purchase 4,167 shares of Common Stock at an exercise price of $6.00 per share (the "Placement Warrants"). Each share of Preferred Stock is convertible into approximately 1.667 shares of Common Stock, at the holder's option and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to a Placement Agency Agreement dated February 14, 2000 (the "Agency Agreement").

      As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued seven-year warrants to purchase 2,909,688 shares of Common Stock at a price of $6.00 per share (the "Agents Warrants"). Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Falk, Rosenbloom and Wynne. Commonwealth disclaims beneficial ownership of the Agents Warrants it distributed to other persons, including the Reporting Persons.

      Falk (including (i) an individual retirement account of Falk (the "Falk IRA"), and (ii) the Gianna Falk Trust and Mikaela Falk Trust (collectively, the "Trusts"), which are for the benefit of Falk's children, and of which Falk's wife is trustee), Priddy, Wynne and Blue were investors in the Placement in the respective amounts of $350,000 (of which $250,000 was invested by Falk personally, $50,000 by the Falk IRA, and $25,000 by each of the Trusts), $1,500,000, $10,000 and $50,000. The source of the funds for the purchases by Falk, Priddy, Wynne and Blue were their respective personal funds, and in the case of the Trusts, the capital of the Trusts.

      Priddy effected the following purchases of Common Stock on the open market:

                                 Shares              Aggregate
              Date             Purchased               Price
              ----             ---------             ---------
            12/27/00              37,000             $  48,285
            12/28/00              35,500                51,830
            12/29/00              61,500               111,014
            03/26/01             115,000               175,950
                                 -------             ---------

            TOTALS:              249,000             $ 387,079
                                 =======             =========

      Priddy subsequently sold 249,000 shares of Common Stock on the open market in January 2002 for an aggregate price of $1,008,398, and on February 6, 2002 received 420,505 shares of Common Stock from ComVest as a membership distribution.

                                                              Page 8 of 14 pages

      Falk effected the following purchases of Common Stock on the open market:

                                 Shares              Aggregate
              Date             Purchased               Price
              ----             ---------             ---------
             03/26/01             15,000              $ 22,950
             03/26/01(1)          15,000                22,950
             03/26/01(2)          10,000                15,300
             03/26/01(3)           5,000                 7,650
             03/26/01(4)           5,000                 7,650
                                  ------              --------

            TOTALS:               50,000              $ 76,500
                                  ======              ========

      Falk subsequently sold 250,000 shares of Common Stock on the open market in March 2002 (including 15,000 shares held by the Falk IRA) for an aggregate price of $615,000, and on February 6, 2002 received 1,659,693 shares of Common Stock from ComVest as a membership distribution.

      Wynne converted 1,000 shares of Preferred Stock into 1,666 shares of Common Stock and sold such shares in the open market in January 2002, and he sold an additional 15,174 shares of Common Stock in the open market in January and March 2002. On February 6, 2002, Wynne received 73,486 shares of Common Stock from ComVest as a membership distribution.

      Rosenbloom sold 71,000 shares of Common Stock in the open market in March 2002, and on February 6, 2002 received 201,243 shares of Common Stock from ComVest as a membership distribution.

Item 4.     Purpose of Transaction.

      The Agents Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Units (including the Preferred Stock and Placement Warrants), Bridge Warrants and shares of Common Stock were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      Pursuant to the Agency Agreement, the Issuer agreed that upon the initial closing of the Placement, its board of directors would consist of seven directors, which would include two directors designated by Commonwealth and two directors designated by the investors in the Placement as a class, which class includes Falk, Priddy, Blue and Wynne. To enforce these provisions of the Agency Agreement, the directors and officers of the Issuer have granted

----------

(1)   This purchase was made by the Falk IRA.

(2)   This purchase was made by Falk jointly with his spouse.

(3)   This purchase was made by the Mikaela Falk Trust.

(4)   This purchase was made by the Gianna Falk Trust.

                                                              Page 9 of 14 pages

Commonwealth a proxy to vote their shares of Common Stock for the election of the directors designated by Commonwealth and the investors in the Placement. In accordance with the Agency Agreement, on March 29, 2000, four new directors, one of which was Falk, were appointed to the Issuer's Board of Directors.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

      (a) ComVest does not beneficially own any shares of Common Stock.

      Commonwealth may be deemed to be the beneficial owner of 1,380,964 shares of Common Stock, representing approximately 8.7% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon exercise of the Agents Warrants owned by Commonwealth.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 1,380,964 shares of Common Stock, representing approximately 8.7% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      Falk may be deemed to be the beneficial owner of an aggregate of 3,553,818 shares of Common Stock, representing approximately 21.4% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 1,380,964 shares beneficially owned by Commonwealth, which Falk may be deemed to beneficially own, Falk directly owns 1,439,693 shares of Common Stock, and owns jointly with his wife an additional 10,000 shares of Common Stock. Falk also may be deemed to beneficially own an additional 723,161 shares of Common Stock, representing (A) the 5,000 shares of Common Stock directly owned by each of the Trusts, which are for the benefit of Falk's children, and (B) the right to acquire (i) 58,331 shares of Common Stock issuable upon the conversion of Preferred Stock (which includes 8,333 shares and 4,166 shares of Common Stock issuable upon conversion of shares of Preferred Stock respectively held by the Falk IRA and each of the Trusts), (ii) 14,584 shares of Common Stock issuable upon exercise of Placement Warrants (which includes 2,083 shares and 1,042 shares of Common Stock issuable upon exercise of Placement Warrants respectively held by the Falk IRA and each of the Trusts), and (iii) 640,246 shares of Common Stock which are issuable upon the exercise of Agents Warrants (distributed to him by Commonwealth).

      Priddy may be deemed to be the beneficial owner of 733,005 shares of Common Stock, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer, which includes the right to acquire (i) 250,000 such shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 62,500 shares of Common Stock issuable upon exercise of the Placement Warrants.

                                                             Page 10 of 14 pages

      Rosenbloom may be deemed to be the beneficial owner of 204,595 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock of the Issuer, which include the right to acquire 74,352 shares of Common Stock upon the exercise of Agents Warrants (distributed to him by Commonwealth).

      Blue may be deemed to be the beneficial owner of 10,416 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 8,333 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 2,083 shares of Common Stock issuable upon exercise of the Placement Warrants.

      Wynne may be deemed to be the beneficial owner of 73,311 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which includes the right to acquire (i) 14,582 shares of Common Stock which are issuable upon the exercise of Agents Warrants (distributed to him by Commonwealth), and (ii) 417 shares of Common Stock issuable upon exercise of the Placement Warrants.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                          Number of Shares
      ----                          ----------------
      Michael S. Falk               2,142,438 shares
      Robert Priddy                   733,005 shares
      Keith Rosenbloom                204,595 shares
      Harold Blue                      10,416 shares
      Joseph Wynne                     73,311 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) Falk and his wife may be deemed to share voting and dispositive powers with respect to the 10,000 shares of Common Stock held by them jointly and the 20,416 shares of Common Stock beneficially owned by the Trusts, the Trustee of which is Falk's wife.

      (ii) Commonwealth, CAMC and Mr. Falk may be deemed to share voting and dispositive powers with respect to the 1,380,964 shares of Common Stock beneficially held by Commonwealth.

      (c) On March 21, 2002, Falk sold 135,000 shares of Common Stock on the open market at a price of $2.48 per share, on March 28, 2002, Falk sold 100,000 shares of Common Stock on the open market at a price of $2.43 per share, and on March 21, 2002, the Falk IRA sold 15,000 shares of Common Stock on the open market at a price of $2.48 per share.

      On March 8, 2002, Rosenbloom sold 1,000 shares of Common Stock on the open market at a price of $2.615 per share, on March 14, 2002, Rosenbloom sold 20,000 shares of Common Stock on the open market at a price of approximately $2.359 per share, and on March 27, 2002,

                                                             Page 11 of 14 pages

Rosenbloom sold 50,000 shares of Common Stock on the open market at a price of approximately $2.369 per share.

      On March 11, 2002, Wynne sold 6,500 shares of Common Stock on the open market at a price of approximately $2.51 per share, and on March 14, 2002, Wynne sold 5,000 shares of Common Stock on the open market at a price of $2.353 per share.

      (d)   Not applicable.

      (e) As described above, ComVest ceased to be the beneficial owner of more than five percent of Common Stock on February 6, 2002.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which requires certain persons to be elected to the Issuer's board of directors.

Item 7.     Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 12 of 14 pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2002               ComVest Capital Partners LLC


                                    By:   /s/ Michael S. Falk
                                       -----------------------------------------
                                    Name: Michael S. Falk
                                    Title: Manager


Dated: April 18, 2002               Commonwealth Associates, L.P.

                                          By: Commonwealth Associates
                                          Management Company, Inc., its general
                                          partner


                                          By:   /s/ Joseph P. Wynne
                                             -----------------------------------
                                          Name: Joseph P. Wynne
                                          Title: Chief Financial Officer

Dated: April 18, 2002               Commonwealth Associates Management Company,
                                    Inc.


                                    By:   /s/ Joseph P. Wynne
                                       -----------------------------------------
                                    Name: Joseph P. Wynne
                                    Title: Chief Financial Officer


Dated: April 18, 2002                 /s/ Michael S. Falk
                                    --------------------------------------------
                                          Michael S. Falk

                                                             Page 13 of 14 pages

                                EXHIBIT INDEX


1.    Joint Filing Agreement

                                                             Page 14 of 14 pages

                            JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of U. S. Wireless Data, Inc., and hereby affirm that this Schedule 13D, Amendment No. 2, is being filed on behalf of each of the undersigned.

Dated: April 18, 2002               ComVest Capital Partners LLC


                                    By:   /s/ Michael S. Falk
                                       -----------------------------------------
                                    Name: Michael S. Falk
                                    Title: Manager


Dated: April 18, 2002               Commonwealth Associates, L.P.

                                          By: Commonwealth Associates
                                          Management Company, Inc., its general
                                          partner


                                          By:   /s/ Joseph P. Wynne
                                             -----------------------------------
                                          Name: Joseph P. Wynne
                                          Title: Chief Financial Officer

Dated: April 18, 2002               Commonwealth Associates Management Company,
                                    Inc.


                                    By:   /s/ Joseph P. Wynne
                                       -----------------------------------------
                                    Name: Joseph P. Wynne
                                    Title: Chief Financial Officer


Dated: April 18, 2002                 /s/ Michael S. Falk
                                    --------------------------------------------
                                          Michael S. Falk